Exhibit 99.2

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and

Corporate Communications

(905) 286-3000

BIOVAIL CEO BILL WELLS BNN INTERVIEW

AVAILABLE ON COMPANY WEBSITE

TORONTO — June 16, 2008 — Biovail Corporation (NYSE: BVF) (TSX: BVF) today announced that it has posted to its website an interview with Bill Wells, Biovail’s Chief Executive Officer, by Howard Green on Business News Network (BNN) which aired on Friday, June 13, 2008.

In the interview, Mr. Wells discusses Biovail’s New Strategic Focus and the proxy contest initiated by dissident shareholder Eugene Melnyk.

Shareholders can view the interview by accessing Biovail’s website at www.biovail.com under the “2008 Annual Meeting” link.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.